Exhibit 99.1

Media Release (Code: ASX: PRR; NASDAQ: PBMD)

3 January 2017

Prima Announces New Product Candidate IMP761 – A LAG-3 Agonist Antibody

SYDNEY, AUSTRALIA – Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima”, the “Company”) announces that it has developed a new early stage product candidate, a humanised IgG4 monoclonal antibody to be known as IMP761. This antibody, developed at the Company’s laboratory in Châtenay-Malabry south of Paris, is believed to be the first agonist antibody of

LAG-3.

The IMP761 agonist antibody is an exciting new addition to the Prima pipeline of product candidates. It is mechanistically distinct from any of the known LAG-3 antibodies. Prima continues to lead the way in researching and developing novel LAG-3 targeting technologies.

Dr. Frédéric Triebel said “Even though IMP761 is an early stage product, we are very excited to have developed what we believe is the first ever agonist of LAG-3. Until now, therapeutic antibodies with agonistic properties have not been described for any of the three major immune checkpoints, CTLA-4, PD-1 or LAG-3. IMP761 promises the first opportunity for fine tuning of the immune response to an immune checkpoint target. This singular biological activity of IMP761 could benefit sufferers of certain autoimmune diseases by temporarily switching off activated LAG-3+ T cells that are damaging tissue or creating inflammatory responses.”

Prima CEO, Mr Marc Voigt commented “Our ongoing research efforts in the Paris laboratory are further consolidating our leading position in the development of LAG-3 product candidates. With development of IMP761, Prima is harnessing even more of the therapeutic potential of the LAG-3 target. Our antagonist and agonist antibodies can respectively increase immune responses (for cancer indications) or decrease such responses (for auto-immune diseases), suggesting exciting options for novel immunotherapies. As IMP761 is early stage, in 2017 we will focus on pre-clinical development, including in vivo efficacy model studies, to better understand its potential applications.”

About IMP761

IMP761 is a humanised IgG4 monoclonal antibody that has been developed by staff in Prima’s laboratory in Paris. A new patent has been filed to provide protection for this antibody.

Inflammatory and autoimmune diseases are characterised by activated T cells that react against the patients’ own tissues. They fail to switch off when they should and therefore cause tissue destruction or inflammatory responses. Using an agonist antibody that targets the LAG-3 receptor on the surface of activated T cells is expected to result in an inhibitory signal being delivered directly into the T cell to stop it from continuing to proliferate and react against a patient’s own tissues.

About Prima BioMed

Prima BioMed is a globally active biotechnology company that is striving to become a leader in the development of immunotherapeutic products. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321, which is a soluble LAG-3Ig fusion protein, is an APC activator boosting T cell responses. IMP321 is currently in a Phase II clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833) and in a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869). A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by Prima’s large pharmaceutical partners.

Prima BioMed is listed on the Australian Securities Exchange, and on the NASDAQ in the US. For further information please visit www.primabiomed.com.au.

For further information please contact:

Prima BioMed Ltd:

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel-MAGNUS

+61 (2) 8234 0100; mgregorowski@citadelmagnus.com

U.S. Investors:

Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com

Prima BioMed Ltd, Level 12, 95 Pitt Street, Sydney NSW 2000

Phone: +61 2 8315 7003 Fax: +61 2 8569 1880

www.primabiomed.com.au    ABN: 90 009 237 889